UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________.

Commission file number: 0-26483

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VaxGen, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VaxGen, Inc.

349 Oyster Point Boulevard

South San Francisco, California 94080

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of VaxGen, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of VaxGen, Inc. 401(k) Retirement Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at year end is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mah & Associates, LLP

San Francisco, California

June 22, 2007

VAXGEN, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

ASSETS:
Investments, at fair value:
Mutual funds	$8,133,329	$6,317,261
Company stock	173,272	988,847
Participant loans	198,319	136,185
Total Investments	8,504,920	7,442,293

Contributions receivable:
Participant	71,108	96,004
Employer	163,245	208,435

Other receivable	230	—

Cash	3,719	4,464

Total assets	$8,743,222	$7,751,196

LIABILITIES:
Other payable	$3,719	$4,464

Net assets available for benefits	$8,739,503	$7,746,732

The accompanying notes are an integral part of these financial statements.

VAXGEN, INC. 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest income	$96,153
Net appreciation in fair value of investments	71,831
Total investment income	167,984

Cash contributions:
Participant	1,920,513
Employer match	796,335
Rollover	232,124
Total cash contributions	2,948,972

Total additions	3,116,956

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to participants	2,122,918
Fees	1,267
Total deductions	2,124,185

Net increase	992,771

Net assets available for benefits:
Beginning of year	7,746,732
End of year	$8,739,503

The accompanying notes are an integral part of these financial statements.

VAXGEN, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

General

The following description of the VaxGen, Inc. 401(k) Retirement Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan with a 401(k) feature and was established, effective January 1, 1997, by VaxGen, Inc. (“VaxGen” or “the Company”) for the benefit of its eligible employees. Eligible employees (as defined in the Plan document) may participate in the Plan upon completion of one hour of service to the Company and attainment of age 21. Eligible employees may invest pre-tax dollars, which are eligible for matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Trustees

Certain officers of the Company serve as the trustees of the Plan.

Participant Contributions

Participants may contribute up to 100% of their annual compensation (as defined in the Plan document) up to a specified maximum of $15,000 in 2006. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Administrator. Participants aged 50 and older are permitted to make an additional catch-up deferral contribution up to $5,000 for the 2006 Plan year. The 2006 total contribution limitation amount is exclusive of any allowed catch-up contributions. Effective January 1, 2006 the Company amended the Plan to exclude certain additional income amounts from eligible compensation, as defined in the Plan. In addition, the Company amended the Plan to exclude temporary employees who do not qualify for any employer-sponsored benefits from the definition of eligible employees. The Company also amended the Plan to permit, at the discretion of the Plan administrator, the distribution of a participant’s matching contribution account in either Company stock or cash.

Company Contributions

Participants who make salary deferral contributions receive matching contributions each calendar-year quarter in accordance with the following formula: an amount equal to 100% of each participant’s salary deferral contribution up to 3% of such participant’s compensation (as defined in the Plan document) and 50% of the participant’s salary deferral contribution for the next 2% of such participant’s compensation. VaxGen may make matching contributions in the form of VaxGen common stock or cash.

During 2004, the Company’s registration statement relating to the issuance of stock pursuant to the matching provisions of the Plan became ineffective because the Company did not file periodic financial statements with the Securities and Exchange Commission. Therefore, the Company currently cannot issue new stock. In 2005, the Company determined that, until such time as a new registration statement is declared effective, matching contributions would be made to the Plan in cash. All matching contributions made by the Company during 2006 were made in cash.

Vesting

Participants are immediately vested in their salary deferral contributions and matching contributions as well as actual earnings thereon.

Investment Options

Each participant may direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). Participants may change their investment elections among the Plan investment funds on any business day.

Participant Accounts

An account is maintained on behalf of each participant by the recordkeeper. On each business day, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.

Participant Loans

Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. A loan to a participant must be at least $1,000 and cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan or c) the participant’s vested account balance less the value of the participant’s employer matching stock account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.75% to 8.25%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

A participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan. Distributions will be made in the form of a lump-sum payment. Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named.

As amended by the Economic Growth and Tax Relief Reconciliation Act of 2001, effective March 2005, upon termination of service, the mandatory distribution provision (including rollovers) of $5,000 or less was lowered to $1,000 or less.

Plan Termination

Although it has not expressed any intent to do so, VaxGen has the right under the Plan to amend and terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and non-forfeitable. No plan assets may revert to VaxGen.

Administration of the Plan

The Company is the plan sponsor, as defined by ERISA. The trustees are the fiduciaries responsible for the general operation and administration of the Plan as well as the management and control of Plan assets. During 2006, the Company’s Board of Directors approved a change in trustees due to the termination of service of one of the former trustees.

Wachovia Bank is the custodian of the Plan assets. Pension Dynamics Corporation provides recordkeeping services with respect to the Plan. The Company pays for the administrative expenses of the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair market value at year-end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value. VaxGen common stock is valued at the quoted closing market price on the last business day of the year.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. The Plan also invests in shares of VaxGen common stock, which were contributed to the Plan by the Company as matching contributions. Investment in shares of VaxGen common stock involves risks and uncertainties, as outlined in the Company’s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K filed on February 16, 2006. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially and adversely affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Financial Investments with Off-Balance Sheet Risk

As of and during the years ended December 31, 2006 and 2005, the Plan held no direct investments in derivatives.

(3) INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2006	2005
Vanguard Healthcare Fund	$798,671	$617,180
American Capital World Growth & Income R4 Fund	620,634	538,597
Vanguard U.S. Value Fund	524,843	423,934
Vanguard Strategic Equity Fund	771,513	626,851
Dodge & Cox Balanced Fund	768,025	657,274
Vanguard 500 Index	1,043,405	907,350
Vanguard Prime Money Market	2,105,172	1,545,692

During 2006, the Plan’s investments appreciated in value by $71,831. This appreciation included net gains and losses on investments bought, sold and held during the year, as follows:

December 31,
2006

Mutual funds	$762,776
Common stock	(690,945)
$71,831

(4) NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2006	2005

Net Assets:
VaxGen, Inc. common stock	$173,272	$988,847

Year ended
December 31, 2006
Change in Net Assets:
Net assets available for benefits at
beginning of year	$988,847
Contributions received	—
Net depreciation	(690,945)
Distributions to participants	(124,630)
Net assets available for benefits at end
of year	$173,272

(5) INCOME TAX STATUS

The Company received a favorable determination letter from the Internal Revenue Service dated December 17, 2004, stating that the Plan, as amended and restated, meets the requirements of Section 401(a) of the Internal Revenue Code (“IRC”) and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan was amended in August 2005, subsequent to the receipt of the most recent determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006, to Form 5500:

Benefits paid to participants per the financial statements	$2,122,918
Less: Amounts allocated to withdrawing participants at
December 31, 2004	(3,446)
Benefits paid to participants per Form 5500	$2,119,472

VaxGen, Inc. 401(k) Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

EIN: 94-3236309

Plan: #001

	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
(a)

	MUTUAL FUNDS:
	American	Amcap R4 Fund	**	$ 417,060
	American	World Growth & Income R4 Fund	**	620,634
	Gamco	Global Tellcom Fund	**	295,738
	Vanguard	500 Index Fund	**	1,043,405
	Vanguard	Healthcare Fund	**	798,671
	Vanguard	Short-Term Bond Index Fund	**	208,393
	Vanguard	Strategic Equity Fund	**	771,513
	Vanguard	U.S. Value Fund	**	524,843
	Vanguard	GNMA Fund	**	33,989
	Dodge & Cox	Balanced Fund	**	768,025
	Dodge & Cox	International Stock Fund	**	341,363
	Ariel	Ariel Fund	**	55,386
	North Track	ARCAEX Tech 100 Index A	**	61,892
	Third Ave	Small Cap Value Fund	**	87,245

	MONEY MARKET FUNDS:
	Vanguard	Prime Money Market	**	2,105,172

	COMMON STOCK:
*	VaxGen	Common Stock	$ 602,952	173,272

*	PARTICIPANT LOANS:	4.75% - 8.25%; with various maturities through May 15, 2014	—	198,319

Total Investments				$ 8,504,920

*	Indicates party-in-interest to the Plan.
**	Cost information is not provided, as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007	/s/ Matthew J. Pfeffer
Matthew J. Pfeffer
Senior Vice President, Finance and Administration and
Chief Financial Officer and
Trustee of the VaxGen, Inc. 401(k) Retirement Plan

EXHIBIT INDEX

Number	Exhibit

23	Consent of independent registered public accounting firm